Exhibit 12

SPRINGLEAF FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Successor Company	Predecessor Company	Successor Company	Predecessor Company
(dollars in thousands)	Three Months Ended September 30, 2011	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010
Earnings:
Loss before benefit from income taxes	$(57,041)	$(112,344)	$(243,740)	$(160,756)
Interest expense	273,345	277,577	967,788	800,956
Implicit interest in rents	3,075	3,607	9,550	11,353

Total earnings	$219,379	$168,840	$733,598	$651,553

Fixed charges:
Interest expense	$273,345	$277,577	$967,788	$800,956
Implicit interest in rents	3,075	3,607	9,550	11,353

Total fixed charges	$276,420	$281,184	$977,338	$812,309

Ratio of earnings to fixed charges*	0.79	0.60	0.75	0.80

*	Earnings did not cover total fixed charges by $57.0 million for the three months ended September 30, 2011 and $243.7 million for the nine months ended September 30, 2011. Earnings did not cover total fixed charges by $112.3 million for the three months ended September 30, 2010 and $160.8 million for the nine months ended September 30, 2010.

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